Exhibit 21.1   Subsidiaries of Apollo Medical Holdings, Inc.

Name	Jurisdiction of Operations

Apollo Medical Management, Inc.	California

Pulmonary Critical Care Management, Inc.	California

ApolloMed Accountable Care Organization, Inc.	California

Aligned Healthcare, Inc.	California

Verdugo Medical Management, Inc.	California